

02005785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 52635 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FINANCIAL DESIGN, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 ONE CALAIS AVE., SUITE B
(No. and Street)

| BATON ROUGE, | LA | 70809 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARY A. PREJEAN (225) 766-1935
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAGNI & COMPANY, LLC
(Name — *if individual, state last, first, middle name*)

| 11 JAMES BLVD., SUITE 210 | ST. ROSE, | LA | 70087 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, CARY A. PREJEAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL DESIGN, INC., as of DECEMBER 31, XXX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

# FINANCIAL STATEMENTS



STAGNI & COMPANY, LLC

## INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Financial Design, Inc.
Baton Rouge, Louisiana

We have audited the accompanying balance sheets of Financial Design, Inc., as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting estimates used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Design, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*Stagni & Company, LLC*

St. Rose, Louisiana
February 1, 2002



207 LAFAYE AVENUE
THIBODAUX, LA 70301
PHONE (985) 447-7226
FAX (985) 446-3032

11 JAMES BLVD., SUITE 210
ST. ROSE, LA 70087
PHONE (504) 468-2258
FAX (504) 464-1473

A PROFESSIONAL SERVICE ORGANIZATION
MEMBERS: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

FINANCIAL DESIGN, INC.
BALANCE SHEETS

December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents (Note 1) | $ 21,498 | $ 1,522 |
| Commissions receivable | 18,879 | - |
| Restricted cash (Note 1) | 35,000 | 35,000 |
| Other assets | - | 63 |
| | $ 75,377 | $ 36,585 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Accounts payable | $ 249 | $ 4,700 |
| Corporation income taxes payable (Note 2) | 2,567 | - |
| Accrued managment fees (Note 3) | 24,364 | - |
| | $ 27,180 | $ 4,700 |
| Stockholders' equity (Note 5): | | |
| Common stock - no par value, 1,000 shares authorized, issued and outstanding | $ 1,000 | $ 1,000 |
| Paid in capital | 35,000 | 35,000 |
| Retained earnings (deficit) | 12,197 | (4,115) |
| | $ 48,197 | $ 31,885 |
| | $ 75,377 | $ 36,585 |

See Notes to Financial Statements.

**FINANCIAL DESIGN, INC.**
**STATEMENTS OF INCOME**

Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Revenues | $ 1,002,390 | $ - |
| Operating expenses: | | |
| Management fees | $ 880,190 | $ - |
| Commissions | 38,930 | - |
| Clearing charges | 56,049 | - |
| Registration fees | 8,116 | - |
| Other office expenses | 1,864 | 4,746 |
| Salaries and payroll taxes | 2,802 | - |
| | $ 987,951 | $ 4,746 |
| Operating income (loss) | $ 14,439 | $ (4,746) |
| Nonoperating income: | | |
| Interest and miscellaneous | 4,440 | 631 |
| Income (loss) before taxes | $ 18,879 | $ (4,115) |
| Provision for income taxes | 2,567 | - |
| Net income (loss) | $ 16,312 | $ (4,115) |

See Notes to Financial Statements.

## FINANCIAL DESIGN, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2001 and 2000

| | Common Stock | | Paid In | Retained | |
|---|---|---|---|---|---|
| | Shares | Value | Capital | Earnings | Totals |
| Balance - January 1, 2000 | - | $ - | $ - | $ - | $ - |
| Initial capitalization | 1,000 | 1,000 | 35,000 | - | 36,000 |
| Net income (loss) for year ended December 31, 2000 | - | - | - | (4,115) | (4,115) |
| Balance - December 31, 2000 | 1,000 | $ 1,000 | $ 35,000 | $ (4,115) | $ 31,885 |
| Net income for year ended December 31, 2001 | - | - | - | 16,312 | 16,312 |
| Balance - December 31, 2001 | 1,000 | $ 1,000 | $ 35,000 | $ 12,197 | $ 48,197 |

See Notes to Financial Statements.

**FINANCIAL DESIGN, INC.**
**STATEMENTS OF CASH FLOWS**

Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income (loss) | $ 16,312 | $ (4,115) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in commissions receivable | 18,879 | - |
| (Increase) decrease in restricted cash | - | (35,000) |
| (Increase) decrease in other receivables | 63 | (63) |
| Increase (decrease) in accounts payable | (4,451) | 4,700 |
| Increase (decrease) in corporation income taxes payable | 2,567 | - |
| Increase (decrease) in accrued expenses | 24,364 | - |
| Net cash flows from operating activities | $ 19,976 | $ (34,478) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Issuance of common stock (initial capitalization) | $ - | $ 36,000 |
| Net cash flows from financing activities | $ - | $ 36,000 |
| Net increase (decrease) in cash and cash equivalents | $ 19,976 | $ 1,522 |
| Cash and cash equivalents, beginning | 1,522 | - |
| Cash and cash equivalents, ending | $ 21,498 | $ 1,522 |

See Notes to Financial Statements.

**FINANCIAL DESIGN, INC.**
**NOTES TO FINANCIAL STATEMENTS**

## Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations:

Financial Design, Inc., ("the Company") is a member firm of the National Association of Securities Dealers (NASD) and registered investment advisor, organized as a corporation. Securities transactions are executed either through a clearing broker or directly through mutual fund companies and insurance companies on variable products. The Company's revenues are derived from investment management fees, commissions earned on insurance products and from securities transactions executed on behalf of its customers, within and without the State of Louisiana. The Company is subject to regulation by the NASD, the Securities Exchange Commission (SEC) and state regulatory authorities in the various jurisdictions in which the Company operates.

Use of estimates:

The Company's financial statements, prepared in conformity with generally accepted accounting principles, require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting:

The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when the related liability is incurred.

Cash and cash equivalents:

The Company's policy is to include all highly liquid investments, having a maturity of three months or less from the date purchased (normally money market investments), as cash equivalents in the financial statements.

Restricted cash:

Cash placed in interest bearing accounts with the clearing broker is not available for general use, and has been classified separately as restricted cash. Such amounts are not deemed to be cash equivalents.

## NOTES TO FINANCIAL STATEMENTS

**Note 2. Income Taxes**

The Company computes taxable income on the accrual basis of accounting. Consequently, deferred taxes are not provided, as there are no temporary differences between financial statement and taxable income. Income taxes payable (and income tax expense) for the years ended December 31, 2001 and 2000 are $2,567 and $0, respectively. There were no income taxes paid in cash in either period.

**Note 3. Related Party Transactions**

The Company pays management fees under a written management agreement with Financial Design Consultants, Inc. ("FDC"). The Company and FDC have common ownership. Under the management agreement as amended October 1, 2001, the Company pays FDC fees assessed and determined by FDC, not to exceed the profits generated by the Company and collected in cash. The fee is not based upon reimbursement of expenses. In exchange, FDC provides the Company with personnel, office facilities, and pays all other operating expenses of the Company, except for commissions, clearing charges and registration fees.

Management fees expense for the year ended December 31, 2001 was $880,190, and accrued management fees payable to FDC at that date were $24,364. There were no fees paid for the year ended December 31, 2000, nor were any fees payable at that date.

**Note 4. Concentrations**

The Company's revenues are derived principally from clientele who are concentrated in the South Louisiana area.

Deposits with financial institutions at December 31, 2001 and 2000 did not exceed the applicable federal deposit insurance.

## NOTES TO FINANCIAL STATEMENTS

**Note 5. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 and 2000, the Company had net capital of $48,120 and $31,885, which exceeded the required net capital by $43,120 and $26,885, respectively. The Company's aggregate indebtedness to net capital ratios were .5648 to 1 and .1474 to 1, respectively.

**Note 6. Other Liability Information**

As of December 31, 2001 and 2000, all SIPC assessments have been paid. There were no liabilities subordinated to claims of general creditors as of or during the years ended December 31, 2001 and 2000.

# SUPPLEMENTARY INFORMATION



# STAGNI & COMPANY, LLC

## INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

Board of Directors
Financial Design, Inc.
Baton Rouge, Louisiana

We have audited the financial statements of Financial Design, Inc., as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 1, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 11 through 15 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

*Stagni & Company, LLC*

February 1, 2002
St. Rose, Louisiana



207 Lafaye Avenue
Thibodaux, LA 70301
Phone (985) 447-7226
Fax (985) 446-3032

11 James Blvd., Suite 210
St. Rose, LA 70087
Phone (504) 468-2258
Fax (504) 464-1473

A Professional Service Organization
Members: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

**FINANCIAL DESIGN, INC.**
**COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1**

December 31, 2001

**Part I**

| | | |
|---|---|---|
| Total Assets | | $ 75,377 |
| Less: Total liabilities (exclusive of subordinated debt) | | 27,180 |
| Net Worth (Total stockholders' equity) | | $ 48,197 |
| Additions to net worth | | |
| Deferred tax provisions | | $ - |
| Capital before deductions | | $ 48,197 |
| Deductions from and/or charges to Net Worth | | |
| Total non-allowable assets | $ - | |
| Additional charges for customers and non-customers security accounts | - | |
| Additional charges for customers and non-customers commodity accounts | - | |
| Aged fail-to-deliver - number of items___________ | - | |
| less reserves of $___________ | - | |
| Aged short security differences - number of items _________ | - | |
| Secured demand note deficiency | - | |
| Commodity futures contracts and sopt commodities (proprietary - capital | - | |
| charges) | - | |
| Other deductions and/or charges | - | |
| Total deductions from and charges to Net Worth | | - |
| Net Capital before haircutrs on securities positions | | $ 48,197 |
| Haircuts on securities: | | |
| Contractual commitments | $ - | |
| Subordinated borrowings | - | |
| Trading and investment accounts: | - | |
| Bankers' acceptances, certificates of deposit and commercial paper | - | |
| U.S. and Canadian government obligations | - | |
| State and municipal government obligations | - | |
| Corporate obligations | - | |
| Stocks and warrants | - | |
| Options | - | |
| Arbitrage | - | |
| Other securities | 77 | |
| Undue concentration | - | |
| Total haircuts on securities | | 77 |
| Net Capital | | $ 48,120 |

**FINANCIAL DESIGN, INC.**
**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

December 31, 2001

**Part II**

| | | |
|---|---|---|
| Minimum net capital requirement | | $ 5,000 |
| Minimum net capital requirement of subsidiaries | | - |
| Total net capital requirement | | $ 5,000 |
| Total A.I. liabilities from Statement of Financial Condition | $ 27,180 | |
| Add: | | |
| Drafts for immediate credit | - | |
| Market value of securities borrowed for which no equivalent value is paid or credited | - | |
| Other unrecorded amounts includable in A. I. | - | |
| Deduct: Adjustment based on Special Reserve Bank Account | - | |
| Total aggregate indebtedness | | $ 27,180 |
| Ratio of aggregate indebtedness to net capital | | 56.48% |
| Excess net capital at 1500% (deficiency) | | $ - |
| Excess net capital at 1000% (deficiency) | | $ - |
| Net capital in excess of minimum requirements | | $ 43,120 |
| Equity as a percent of net worth | | 100% |

**COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT**

**Part III**

| | | |
|---|---|---|
| 4% of aggregate debit items (or $10,000 if greater) as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation - reporting broker or dealer | $ - | |
| Capital requirement(s) of consolidated subsidiaries: | | |
| Subsidiaries electing alternative method | - | |
| Other subsidiaries | - | |
| Total net capital requirement | | $ - |
| Excess net capital | | $ - |
| Net capital in excess of | | |
| 6% of aggregate debit items | | $ - |
| 7% of aggregate debit items | | $ - |

FINANCIAL DESIGN, INC.

**STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

**December 31, 2001**

Financial Design, Inc., qualifies under the exemptions from Rule 15c3-3, since the Company does not carry customers' accounts. As such, no computation for determination of the reserve requirements under such rule is required, nor do the possession or control requirements apply.

## FINANCIAL DESIGN, INC.

## STATEMENT REGARDING RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 WITH BROKER FILINGS

**December 31, 2001**

There was a difference of $14,530 regarding the computation of net capital under SEC Rule 15c3-1 as of December 31, 2001, as it appears in this report ($48,120), and the filing made by Financial Design, Inc. ($33,590). In regard to any differences in the determination of the reserve requirements under Exhibit A of Rule 15c3-3, such computation is not included in this report, nor was one filed by Financial Design, Inc., since the Company does not carry customer accounts and is therefore exempt under Rule 15c3-3.



STAGNI & COMPANY, LLC

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Financial Design, Inc.
Baton Rouge, Louisiana

In planning and performing our audits of the financial statements of Financial Design, Inc., for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by SEC Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Financial Design, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control activities and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 1a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



207 Lafaye Avenue
Thibodaux, LA 70301
Phone (985) 447-7226
Fax (985) 446-3032

11 James Blvd., Suite 210
St. Rose, LA 70087
Phone (504) 468-2258
Fax (504) 464-1473

A Professional Service Organization
Members: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the control environment that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

*Stagni & Company, LLC*

February 1, 2002
St. Rose, Louisiana

# FINANCIAL DESIGN, INC.

# FINANCIAL REPORT

# DECEMBER 31, 2001



STAGNI & COMPANY, LLC